SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on May 31, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: June 1, 2016

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q1 2016 OPERATING INCOME UP 284.9% FROM Q1 2015

2016 Q1 Gross Profit 21.8% over 2015 Q1; 2016 Q3 Net Profit up 80.7% over Q1 2015

YAVNE, Israel – May 31, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter Fiscal 2016 Highlights (income statement highlights compared to same period last year):

•	Operating income increased 284.9% from first quarter of 2015 to NIS 8 million (US$ 2.1 million), or 9.6% of sales.
•	Gross profit increased 21.8% from first quarter of 2015 to NIS 20.8 million (US$ 5.5 million), or 25.2% of sales.
•	Net profit increased 80.7% from first quarter of 2015 to NIS 4.7 million (US$ 1.3 million), or 5.7% of sales.
•	Earning per share of NIS 0.36 (US$ 0.1)
•	Cash and securities balance (net of short-term bank debt) of NIS 234.6 million (US$ 62.3 million) as of March 31, 2016.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost, a designer, developer and distributor of branded and innovative kosher dairy food products.

First Quarter Fiscal 2016 Summary

Sales for the first quarter of 2016 decreased by 4.1% to NIS 82.6 million (US$ 21.9 million) from NIS 86.2 million (US$ 22.9 million) recorded in the first quarter of 2015. Sales decreased in the first quarter of 2016 primarily due to: (i) the timing of the Passover holiday, which occurred during the reporting period in the second quarter, while in 2015 the holiday occurred in the first quarter; (ii) the impact of shortage of inventories in January 2016 due to, among other things, the timing of the Passover holiday, which resulted in; and (iii) market decline in food product consumption by the Israeli consumer.

Gross profit for the first quarter of 2016 increased by 21.8% to NIS 20.8 million (US$ 5.5 million) compared to NIS 17.1 million (US$ 4.5 million) recorded in the first quarter of 2015. First quarter gross margin was 25.2% compared to gross margin of 19.8% for the same period in 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products which generate a higher gross margin.

Willi-Food’s operating income for the first quarter of 2016 increased by 284% to NIS 8 million (US$ 2.1 million) compared to NIS 2.1 million (US$ 0.55 million) recorded in the first quarter of 2015. Selling expenses decreased by 13% from the comparable quarter of 2015 and the general and administrative expenses decreased by 18.8% from the first quarter of 2015 to NIS 3.8 million (US$ 1 million) compared to NIS 4.7 million (US$ 1.2 million) mainly due to significant decrease in costs of management salaries of Mr. Zwi Williger, the Company's former Co-Chairman of the Board of Directors and president, and Mr. Joseph Williger a former director and president of the Company, which totaled NIS 1.0 million (US$ 0.3 million).

Willi-Food’s income before taxes for the first quarter of 2016 was NIS 6.3 million (US$ 1.7 million) compared to income before taxes of NIS 3.8 million (US$ 1 million) recorded in the first quarter of 2015.

Willi-Food's net income in the first quarter of 2016 was NIS 4.7 million (US$ 1.3 million), or NIS 0.36 (US$ 0.1) per share, compared to NIS 2.6 million (US$ 0.7 million), or NIS 0.2 (US$ 0.05) per share, recorded in the first quarter of 2015.

Willi-Food ended the first quarter of 2016 with NIS 234.6 million (US$ 62.3 million) in cash and securities net of short-term bank debt. Net cash from operating activities for 2016 first quarter was NIS 0.2 million (US$ 0.05 million). Willi-Food's shareholders' equity at the end of March 2016 was NIS 404.4 million (US$ 107.4 million).

Note regarding the share purchase program announced by Willi-Food Investments

The Company previously announced that its controlling shareholder, Willi-Food Investments Ltd. (the “Parent Company”) reported that its board of directors had authorized the purchase of up to US$ 5 million of the Company's Ordinary Shares, and that the price per Ordinary Share of the Company to be acquired by the Parent Company would not exceed the Company's shareholders' equity per Ordinary Share. The Parent Company informed the Company that the timing and amount of the share purchases will be determined by management of the Parent Company based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time. As reported in the Company's annual report on Form 20-F filed with the SEC on April 28, 2016, on December 15, 2015, the Board of Directors of the Parent Company approved additional funds in the amount of NIS 9.5 million (US$ 2.4 million) for the purchase of additional Ordinary Shares of the Company.

Note regarding Israeli Securities Authority Investigation

On February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the “Group”), by the Israeli Securities Authority (the “Authority”), during which various documents and computers were taken from the Group's offices. Similarly, to the best of the Company's knowledge, a number of executives in the Group are  being investigated by the Authority. Similarly, Mr. Gregory Gurtovoy, chairman of the Company's board of directors and the board of directors of the Group's companies (and the indirect controlling shareholder thereinwas detained for interrogation by the Authority for three days, after which, he was placed under house arrest for a period of two weeks (which has since ended). According to the exhibit attached to the arrest warrant, Mr. Gurtovoy was arrested on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of trust in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the Authority relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016 (from sums previously held in a bank account of a subsidiary of the Company) in the form of bonds (the “Bonds”) of a European company (the “Issuer”), “ which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 Bonds with a nominal value of US$ 10,000 each (“Subscription Forms”). In practice, BHWFI acquired only 225 Bonds (after withholding tax). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The Issuer has the right to repay the Bonds with prior notice of 30 days without penalty. As of the balance sheet date, the Company decided to value the Bonds according to their nominal cost.

On May 18,  2016, further to a request by BHWFI to the Issuer, the Issuer confirmed (including by way of the provision of extracts from the local state Land Registry and Registrar of Companies) that the Issuer is a special purpose vehicle which holds full title to the primary asset of the Bonds, and that the Investment funds were received by the Issuer and registered in favor of BHWFI (the “Response”).

In this regard it should be noted that in response to a query from BHWFI, the Issuer clarified that it has no information in its possession relating to a pledge or undertaking given in connection with the Bonds, and information concerning a pledge or undertaking with regards to the Bonds is not the type of information that the Issuer would typically  possess. To the Company's best knowledge and based on documents in its possession and clarifications it has obtained, including requests to all officers and authorized signatories of BHWFI, no pledge and/or undertaking was given in connection with the Bonds, and in any case there is no validity to any obligation, if any, without the requisite corporate authority. Additionally, BHWFI received confirmation from Bank Leumi Le-Israel Ltd. (“Bank Leumi”), the holder of BHWFI’s bank account (the “Account”), on  May 25, 2016, that there are no pledges on the Account holding the Bonds.

In addition, in the Response, the Issuer alleged that BHWFI supposedly undertook to invest in the Bonds in three installments for a total amount US$ 5 million and that a balance of US$ 2.75 million for the Bonds has not yet been paid (the “Demand” or “Alleged Undertaking”). No supporting documentation or other basis for the Alleged Undertaking was attached to the Demand, which stands in contradiction to previous correspondence with the Issuer.

As of the date of  this report, requests by BHWFI to the Issuer, including by way of a local law firm (in the Czech Republic), to clarify the Demand and receipt of supporting documentation for the Alleged Undertaking, have been left unanswered.

To the Company’s best knowledge, based on documents in its possession and clarifications it has obtained, including requests to all of the officers and authorized signatories of BHWFI, the Company did not grant Issuer any undertaking to purchase additional Bonds beyond the amount undertaking in accordance with the Subsciption Forms, namely 300 Bonds, and in any event, the Company believes, based on the opinion of its legal counsel in Israel, that there is no validity to any obligation, if any, made without the requisite corporate authority.

It is apparent from the extracts of the Registrar of Companies received originally by BHWFI as a result of their attachment as annexes to the Response, that the ultimate controlling shareholder of the Issuer is the Austrian bank – Meinl Bank.

Business Outlook

Mr. Iram Graiver, CEO of the Company, commented, “We are very pleased to report a strong quarter with the new manegment team. Our financial results have significantly improved, we continued to gain traction with new customers while product sales to existing customers also continued to grow as a direct result of our new strategy to organically grow our customer base and product line and in addition to improve our commercial relations with our suppliers. Moving forward, we intend to continue to leverage market demand in order to maximize our revenues and expand margins. We intend to reinvest in the development of the Company in order to maximize profitability and increase long-term value for our shareholders”.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2016, U.S. $1.00 equals NIS 3.766. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month period ended March 31, 2016 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 28, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		March 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	100,551	76,543	26,700	20,325
Financial assets carried at fair value through profit or loss	134,086	119,349	35,604	31,691
Short term deposit	-	20,124	-	5,344
Trade receivables	88,013	99,908	23,370	26,529
Other receivables and prepaid expenses	5,114	2,934	1,358	779
Inventories	37,988	51,633	10,087	13,710
Current tax assets	1,478	1,624	392	431
Total current assets	367,230	372,115	97,512	98,809

Non-current assets
Property, plant and equipment	76,788	74,324	20,390	19,736
Less -Accumulated depreciation	32,725	29,233	8,690	7,762
	44,063	45,091	11,700	11,974

Non current financial assets	8,504		2,258
Other receivables and prepaid expenses	132	142	35	38
Goodwill	36	36	10	10
Deferred taxes	3,432	213	911	57
Total non-current assets	56,167	45,482	14,914	12,079

	423,397	417,597	112,426	110,888

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	-	26	-	7
Trade payables	12,711	19,558	3,375	5,194
Employees Benefits	2,743	2,582	728	687
Other payables and accrued expenses	2,835	2,370	753	629
Total current liabilities	18,289	24,536	4,856	6,517

Non-current liabilities
retirement benefit obligation	664	603	176	160
Total non-current liabilities	664	603	176	160

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2016; and December 31, 2015)	1,425	1,420	378	377
Additional paid in capital	128,354	125,158	34,082	33,234
Capital fund	247	247	66	66
Remeasurement of the net liability in respect of defined benefit	(197)	(25)	(52)	(7)
Retained earnings	274,615	265,658	72,920	70,541
Equity attributable to owners of the Company	404,444	392,458	107,394	104,211

	423,397	417,597	112,426	110,888

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	82,605	86,176	21,934	22,883
Cost of sales	61,822	69,113	16,416	18,352

Gross profit	20,783	17,063	5,518	4,531

Operating costs and expenses:

Selling expenses	9,014	10,360	2,394	2,751
General and administrative expenses	3,799	4,679	1,009	1,242
Other income	(11)	(44)	(3)	(12)

Total operating expenses	12,823	14,995	3,405	3,981

Operating income	7,960	2,068	2,113	550

Financial income	(563)	1,860	(150)	494
Financial (income) expense	1,082	103	287	27

Total financial income	(1,645)	1,757	(437)	467

Income before taxes on income	6,314	3,825	1,676	1,017
Taxes on income	(1,583)	1,206	(420)	320

Profit for the period	4,732	2,619	1,256	697

Earnings per share:
Basic earnings per share	0.36	0.20	0.10	0.05

Diluted earnings per share	0.36	0.20	0.10	0.05

Shares used in computation of basic EPS	13,240,913	13,014,245	13,240,913	13,014,245

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	4,732	2,619	1,256	657
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(4,569)	(16,542)	(1,213)	(4,155)

Net cash used in (used to) continuing operating activities	162	(13,923)	44	(3,498)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(878)	(1,520)	(233)	(382)
Proceeds from sale of property plant and Equipment	68	132	18	33
Proceeds from purchase of marketable securities, net	10,010	5,470	2,657	1,374
Short term deposit	20,288	-	5,387	-
Acquisition of non current financial assets	(8,504)	-	(2,258)	-

Net cash from continuing investing activities	20,984	4,082	5,571	1,025

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	(16)	26	(4)	7
Exercise of options into shares	-	3,456	-	868

Net cash from (used in) continuing financing activities	(16)	3,482	(4)	875

Increase (decrease) in cash and cash equivalents	21,130	(6,359)	5,611	(1,598)

Cash and cash equivalents at the beginning of the financial year	79,421	82,902	21,089	20,830

Cash and cash equivalents of the end of the financial year	100,551	76,543	26,700	19,232

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.           Adjustments to reconcile net profit to net cash from operating activities:
	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	(in thousands)

Decrease in deferred income taxes	182	292	48	74
Unrealized loss (gain) on marketable securities	910	(2,086)	242	(524)
Unrealized gain from short term deposit	-	(679)	-	(171)
Depreciation and amortization	902	977	240	245
Capital loss (gain) on disposal of property plant and equipment	11	(44)	3	(11)
Stock based compensation reserve	-	285	-	72

Changes in assets and liabilities:
increase in trade receivables and other receivables	(2,923)	(12,713)	(776)	(3,194)
increase in inventories	(3,471)	(3,047)	(922)	(766)
Increase (decrease) in trade and other payables, and other current liabilities	(182)	473	(48)	120

	(4,569)	(16,542)	(1,213)	(4,155)

B.           Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
(in thousands)

Purchase of property, plant and equipment	41	(611)	11	(154)

Supplemental cash flow information:
Income tax paid	2,373	2,190	630	550

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.